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Mc/3/7+

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45763

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ewing Bemiss & Co.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 E. Byrd St., Suite 1500
(No. and Street)

Richmond (City) VA (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd. 2nd Floor (Address) Glen Allen (City) VA (State) 23060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/9/13

OATH OR AFFIRMATION

I, Henry Hawks Berling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ewing Bemiss & Co, as of February 18, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Priscilla Camacho-Romero
Notary Public


PRISCILLA CAMACHO-ROMERS
NOTARY PUBLIC
REG #
361181
COMMISSION
EXPIRES
2/28/2013
COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EWING BEMISS & CO.

Statement of Financial Condition and Independent Accountants' Report on Internal Control Required by SEC Rule 17a-5

December 31, 2012

SEC ID 8 – 45763

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.



Keiter
Your Opportunity Advisors

Certified Public
Accountants & Consultants
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060

www.keitercpa.com

EWING BEMISS & CO.

Table of Contents

	Page
Independent Accountants' Report	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Financial Statement	3
Independent Accountants' Report on Internal Control required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	6

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of Ewing Bemiss & Co.
Richmond, Virginia

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Ewing Bemiss & Co. (the "Company") as of December 31, 2012, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ewing Bemiss & Co. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States.



February 15, 2013
Glen Allen, Virginia


Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

EWING BEMISS & CO.

Statement of Financial Condition
December 31, 2012

Assets

Cash	$ 1,329,139
Accounts receivable - net	105,629
Prepaid expenses and other assets	34,226
Property and equipment - net	37,960
Total assets	$ 1,506,954

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 70,211
Due to related parties	65,779
Total liabilties	135,990
Stockholders' equity	1,370,964
Total liabilities and stockholders' equity	$ 1,506,954

See accompanying notes to financial statement.

EWING BEMISS & CO.

Notes to the Financial Statement

1. Summary of Significant Accounting Policies:

Nature of Business: Ewing Bemiss & Co. (the "Company") is a corporation organized in the Commonwealth of Virginia. The Company operates as a broker-dealer in the United States. As a broker-dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking firm that primarily provides financial consulting and advisory services.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash.

A substantial portion of the Company's accounts receivable are received from a small number of transactions or concentrated within an industry. Two customers comprised 63% of accounts receivable as of December 31, 2012.

Cash: The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

Accounts Receivable: Accounts are charged to bad debt expense as they are deemed uncollectible based upon a periodic review of the accounts. At December 31, 2012, no allowance for uncollectible accounts was considered necessary.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by either the straight-line method or the double-declining-balance over the estimated useful lives of the related assets, which range from three to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Income Taxes: The Company has elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code, which provides that, in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Similar provisions apply for state income tax reporting.

EWING BEMISS & CO.

Notes to the Financial Statement, Continued

1. **Summary of Significant Accounting Policies, Continued:**

Income Taxes, Continued: The Company follows the Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. Management has evaluated the Company's tax position and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement to comply with the provisions of this guidance. The Company's income tax returns for years since 2009 remain open for examination by tax authorities. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Subsequent Events: Management has evaluated subsequent events through February 15, 2013, the date the financial statement was available for issuance, and has determined that no additional disclosures are necessary.

2. **Property and Equipment:**

Major classes of property and equipment consisted of the following at December 31, 2012:

Furniture and office equipment	$ 425,747
Leasehold improvements	55,413
	481,160
Less: accumulated depreciation	(443,200)
Net property and equipment	$ 37,960

EWING BEMISS & CO.

Notes to the Financial Statement, Continued

3. Related Party Transactions:

The Company contracts with independent representatives that provide investment banking and financial consulting services. The Company provides the independent representatives with use of its investment platform, marketing, and access to the Company's network. In return, the Company earns commission revenue on fees billed by the independent representatives. As of December 31, 2012, the Company recorded a payable due to the independent representatives of $65,779 for customer fees earned or collected by the Company on their behalf.

During 2012, the Company paid certain expenses on behalf of a related entity. As of December 31, 2012, the Company had a receivable due from a related entity of $28,269 which was recorded as a component of prepaid expenses and other assets on the statement of financial condition.

4. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2012, the Company had net capital of $1,166,566, which was $1,157,495 in excess of required minimum net capital of $9,071. The Company's net capital ratio was 0.12 to 1.

5. Stockholders' Agreements:

The stockholders of the Company have certain restrictions and provisions placed on their ability to buy, sell and transfer ownership. Specifically, the Company must be offered the right of first refusal prior to a sale or transfer to an outside party. Additionally, the Company is obligated to purchase a stockholder's shares upon death from the stockholder's estate. The purchase price is determined by a formula in the stockholders' agreement.

Keiter
Your Opportunity Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Ewing Bemiss & Co.
Richmond, Virginia

In planning and performing our audit of the financial statement of Ewing Bemiss & Co. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statement will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keith

February 15, 2013
Glen Allen, Virginia


Keiter
Your Opportunity Advisors